Filed by Alpha Tau Medical Ltd.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Healthcare Capital Corp.

Commission File No. 001-39893

Date: July 8, 2021

Alpha Tau and Healthcare Capital Corp. to Combine and Create A Publicly Traded Company Focused on Transforming the Treatment of Solid Tumors Through the Precision Delivery of Alpha Radiation

- Alpha Tau’s proprietary Alpha DaRT™ is designed to deliver uniquely potent alpha radiation to destroy solid tumors with localized precision, sparing surrounding healthy tissue, thereby maintaining cancer patients’ quality of life. Alpha DaRT™ has recently received FDA’s Breakthrough Device Designation for the indication of Squamous Cell Carcinoma of the skin and oral cavity without curative standard of care, and preclinical studies support evaluation across various cancer indications (skin, pancreas, breast and GBM, among others).

- The transaction represents an implied pro forma equity value of approximately $1 billion and is expected to provide up to $367 million in gross proceeds, including up to $275 million of cash held in the trust account of Healthcare Capital Corp. (Nasdaq: HCCC) and a $92 million PIPE.

- The $92 million fully-committed PIPE is anchored by a combination of Healthcare-focused financial and strategic investors including Yozma Investment Co. (part of Yozma Group Korea), Grand Decade Developments (an affiliate of China Grand Pharmaceutical and Healthcare Holdings), as well as other leading technology investors including OurCrowd, Regah Ventures and the co-founders of Apax Partners, Alan Patricof and Sir Ronald Cohen. Medison Group, an early supporter of Alpha Tau and global pharma company that provides access to highly innovative therapies to patients in international markets, is also an investor in the PIPE.

- After giving effect to the transaction (and assuming no redemptions by public shareholders), Alpha Tau is expected to have approximately $362 million of cash on the balance sheet.

- Net proceeds are to be used for further expansion of Alpha Tau’s clinical strategy including the pursuit of FDA marketing authorization, a broad array of R&D activities, expanding manufacturing capacity and preparing for commercialization, and are expected to provide cash runway at least into 2024.

- All Alpha Tau shareholders will retain 100% of their equity holdings in the public company

- Alpha Tau will continue to be led by its current management team, and upon closing, it is expected that HCC Chairman Dr. David M. Milch will be appointed to the Alpha Tau Board of Directors.

- The proposed business combination is expected to be completed by the end of 2021, upon which Alpha Tau is expected to be listed on Nasdaq.

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JERUSALEM, ISRAEL & WILMINGTON, DE – July 8th – Alpha Tau Medical Limited (“Alpha Tau”), the developer of the pioneering alpha-radiation cancer therapy Alpha DaRT™, and Healthcare Capital Corp. (“HCC”), a special purpose acquisition company, today announced they have entered into a definitive business combination agreement (the “Business Combination”). Upon closing of the Business Combination, Alpha Tau is expected to be listed on the Nasdaq.

Alpha Tau’s proprietary Alpha DaRT™ (Diffusing Alpha-emitters Radiation Therapy) enables highly potent and conformal alpha-irradiation of solid tumors through the intra-tumoral insertion of radium-224 impregnated sources mainly affecting the tumor, sparing the healthy tissue around it. In the company’s first-in-human clinical trial for Squamous Cell Carcinoma (“SCC”) tumors of the skin & oral cavity exhibited 100% overall response rate and approximately 78% complete response rate. In June 2021, Alpha Tau received FDA Breakthrough Device Designation for the use of Alpha DaRT™ in the treatment of SCC of the skin and oral cavity without curative standard of care.

Alpha Tau has developed a robust clinical trial strategy with leading global centers, including its flagship US multi-center feasibility study currently ongoing, led at Memorial Sloan Kettering Cancer Center in New York, which recently enrolled its first patient.

A group of Healthcare-focused financial and strategic investors have committed to participate in the transaction through a fully committed ordinary share PIPE of approximately $92 million at $10.00 per share. Investors in the PIPE include Yozma Investment Co. (part of Yozma Group Korea) and Grand Decade Developments (an affiliate of China Grand Pharmaceutical and Healthcare Holdings) as well as other leading technology investors including OurCrowd, Regah Ventures and the co-founders of Apax Partners, Alan Patricof and Sir Ronald Cohen. Medison Group, an early supporter of Alpha Tau and global pharma company that provides access to highly innovative therapies to patients in international markets, is also an investor in the PIPE.

“Following the recent enrollment of the first patient in our flagship US feasibility study and receipt of FDA Breakthrough Device Designation, this transaction represents another significant milestone on Alpha Tau’s journey to transform the treatment of solid tumors through the precision delivery of alpha radiation. We are grateful to the outstanding team at HCC, whose cadre of experienced and well-regarded professionals have provided superb execution and continued support for Alpha Tau, and we are excited for Dr. David M. Milch to join as our newest member of the Board of Directors upon the closing of the business combination. We thank our investors, both new joiners as well as those who have supported us for years, who continue to demonstrate their faith in the company and its leadership,” said Uzi Sofer, CEO and Chairman of Alpha Tau. “The completion of this transaction will allow the company to realize its vision and implement the clinical development plans and construction of our manufacturing plants around the world, in order to bring hope to millions of patients around the world.”

“This transaction ensures that we are well capitalized to accelerate our ambitious plans across multiple fronts,” said Raphi Levy, CFO of Alpha Tau. “We look forward to delivering continued clinical momentum and hope for patients as we evolve into a public company.”

“We are excited about Alpha Tau’s unique therapy, which has generated a response observed across a wide array of solid tumors in pre-clinical studies, with minimal side effects, positioning it to potentially become a vital weapon in the battle against cancer,” said Dr. David M. Milch. “After evaluating many opportunities in the healthcare industry, we believe that Alpha Tau stands out as the best choice for a business combination due to its proprietary technology, rapid clinical and product development and easy to administer treatment solution for the great number of cancer patients worldwide.”

“It was a pleasure to work with the team at HCC as their due diligence advisor following my departure as Commissioner of the FDA in January 2021,” said Dr. Stephen M. Hahn. “My background as a medical and radiation oncologist helped me immediately appreciate the potential of Alpha Tau’s therapy in providing a solution for a potentially significant number of patients, including those with untreatable or difficult to treat tumors, whether alone or in combination with other therapies such as immunotherapies. I would expect the product to be well received by the clinical community because of the potential applications, modest side effect profile, and demonstrated potency of the Alpha DaRTTM”

Proceeds of the business combination and the PIPE will be primarily used to:

•	advance ongoing, and launch, new clinical trials;

•	continue existing, and initiate additional, clinical and research collaborations;

•	develop and expand global manufacturing capacity;

•	develop KOL centers of excellence; and

•	prepare for commercialization efforts.

Key Transaction Terms

The Business Combination values Alpha Tau at an implied pre-money equity value of $600 million, and is expected to add approximately $337 million of cash to its balance sheet upon closing, inclusive of $275 million in HCC’s trust (assuming no redemptions by public shareholders) and $92 million in PIPE proceeds, net of transaction expenses.

All existing Alpha Tau shareholders will retain 100% of their current equity holdings and are expected to hold approximately 59% of the pro forma company immediately following the closing. Following the closing of the business combination, Alpha Tau is expected to be listed on the Nasdaq.

The Business Combination was unanimously approved by each of Alpha Tau’s and HCC’s Boards of Directors, and HCC Chairman Dr. David M. Milch is expected to join the Board of Directors after closing. The transaction is expected to be completed by the end of 2021, and is subject to obtaining necessary regulatory approvals, the fulfillment of customary closing conditions, as well as the approval of both Alpha Tau’s and HCC’s shareholders.

Additional information about the proposed business combination, including a copy of the definitive agreement and investor presentation, will be provided in a Current Report on Form 8-K to be filed by HCC with the Securities and Exchange Commission and available at www.sec.gov.

Advisors

Citigroup is acting as financial advisor to Alpha Tau. Citigroup, Piper Sandler, and Cantor Fitzgerald are acting as joint placement agents on the PIPE. Cantor Fitzgerald is acting as a capital markets advisor to HCC. Value Base M&A Ltd. is also acting as financial advisor on the transaction.

Latham & Watkins LLP and Meitar | Law Offices are acting as legal advisors to Alpha Tau. Ellenoff Grossman & Schole LLP and FBC & Co. are acting as legal advisors to HCC. Winston & Strawn LLP is acting as legal advisor to the placement agents.

Management Presentation

A link to a presentation by management of Alpha Tau and HCC discussing the business and the proposed transaction can be found at www.netroadshow.com/nrs/home/#!/?show=d422ce03.

The investor presentation is being filed by Alpha Tau and HCC with the Securities and Exchange Commission (“SEC”) and will be available on the SEC’s website at www.sec.gov.

About Alpha Tau

Founded in 2016, Alpha Tau Medical Ltd, is an Israeli oncology therapeutics company that focuses on research, development, and commercialization of the Alpha DaRT™ technology for the treatment of solid tumors.

Alpha DaRT™ (Diffusing Alpha-emitters Radiation Therapy) is an innovative technology that enables the highly potent and uniquely conformal alpha-irradiation of solid tumors. The treatment is delivered by intratumoral insertion of radionuclide Radium-224, which leads to the release and diffusion of daughter radioisotopes that emit alpha particles. These alpha particles have the capacity to destroy solid tumors. Since the alpha-emitting atoms diffuse only a short distance in tissue, Alpha DaRT mainly damages the tumor, while sparing the healthy tissue around it.

About HCC

HCC is a blank check company incorporated as a Delaware corporation for the purposes of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities. Its Class A common stock and warrants are listed on the Nasdaq under the symbol “HCCC” and “HCCCW,” respectively. HCC is led by Dr. David M. Milch, Chairman and William Johns, Chief Executive Officer. HCC was formed for the purpose of identifying emerging healthcare business that have potential to make a valuable contribution to healthcare particularly for the very large number of patients with unmet needs and to provide the capital and support they may need and to transition them to public ownership. Or as we believe, “Do well by doing good.”

Additional Information and Where to Find It

This press release relates to a proposed transaction between Alpha Tau and HCC. This press release does not constitute (i) solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction or (ii) an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any security of HCC, Alpha Tau, or any of their respective affiliates, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

In connection with the proposed transaction, Alpha Tau intends to file a registration statement on Form F-4 with the SEC, which will include a proxy statement of HCC in connection with HCC’s solicitation of proxies for the vote by HCC’s shareholders with respect to the proposed transaction and a prospectus of Alpha Tau. HCC also will file other documents regarding the proposed transaction with the SEC.

This communication does not contain all the information that should be considered concerning the proposed transaction and is not intended to form the basis of any investment decision or any other decision in respect of the proposed transaction. Before making any voting or investment decision, investors and security holders are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Alpha Tau and HCC through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by Alpha Tau may be obtained free of charge from Alpha Tau’s website at http://www.alphatau.com or by written request to Alpha Tau at Alpha Tau Medical Limited, Kiryat Hamada 5, Jerusalem, Israel 9777605, and the documents filed by HCC may be obtained free of charge from HCC’s website at http://www.healthccc.com or by written request to Healthcare Capital Corp., 301 North Market Street, Suite 1414, Wilmington, DE 19801.

Participants in Solicitation

Alpha Tau and HCC and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from HCC’s shareholders in connection with the proposed transaction. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction. You may obtain free copies of these documents as described in the preceding paragraph.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. When used herein, words including “anticipate,” “being,” “will,” “plan,” “may,” “continue,” and similar expressions are intended to identify forward-looking statements. In addition, any statements or information that refer to expectations, beliefs, plans, projections, objectives, performance or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking. All forward-looking statements are based upon the Alpha Tau’s current expectations and various assumptions. Alpha Tau believes there is a reasonable basis for its expectations and beliefs, but they are inherently uncertain. Alpha Tau may not realize its expectations, and its beliefs may not prove correct. Actual results could differ materially from those described or implied by such forward-looking statements as a result of various important factors, including, without limitation, its limited operating history; its incurrence of significant losses to date; its need for additional funding and ability to raise capital when needed; its limited experience in medical device discovery and development; its dependence on the success and commercialization of the Alpha DaRT™ product candidate; the failure of preliminary data from its clinical studies to predict final study results; failure of its early clinical studies or preclinical studies to predict future clinical studies; its ability to receive regulatory approval for its product candidates; its ability to enroll patients in its clinical trials; undesirable side effects caused by Alpha Tau’s product candidates; its exposure to patent infringement lawsuits; its ability to comply with the extensive regulations applicable to it; impacts from the COVID-19 pandemic; its ability to commercialize its product candidates; and the other important factors discussed under the caption “Risk Factors” in its Registration Statement on Form F-4 that will be filed with the SEC. These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Any such forward-looking statements represent management’s estimates as of the date of this press release. While Alpha Tau may elect to update such forward-looking statements at some point in the future, except as required by law, it disclaims any obligation to do so, even if subsequent events cause our views to change. These forward-looking statements should not be relied upon as representing Alpha Tau’s views as of any date subsequent to the date of this press release.

Contacts:

Alpha Tau Medical Ltd.

Amnon Gat, COO

AmnonG@alphatau.com

Healthcare Capital Corp.

William Johns, CEO

wjohns@healthccc.com